PRESS RELEASE - PRESS RELEASE - PRESS RELEASE - PRESS RELEASE

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MILLENIUM MANAGEMENT, LLC
155 N. Lake Avenue, Suite 1000
Pasadena, CA  91101

CONTACT: Stacey McClain, (626) 585-5920


FOR IMMEDIATE RELEASE


     PASADENA, CALIFORNIA, July 8, 2003 - Millenium Management, LLC today announced that it has extended the expiration date of its outstanding tender offer for 80 units of limited partnership interest in Wilder Richman Historic Properties II, L.P. The expiration date for the tender offer has been extended to 5:00 p.m., Los Angeles time, on Wednesday, July 9, 2003. The offer was previously scheduled to expire at 5:00 p.m., Los Angeles time, on Tuesday, July 8, 2003. Everest reported that approximately 62 units have been deposited to date in response to the offer.